U. 06007096 COMMISSION
549

RECEIVED MAR 01 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-25130

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T. ROWE PRICE INVESTMENT SERVICES, INC.

Official Use Only
FIRM ID. NO.

PROCESSED JUN 12 2006 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 EAST PRATT STREET
(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy S. Dignan — 410-345-2360
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

111 SOUTH CALVERT STREET	BALTIMORE	MARYLAND	21202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Timothy S. Dignan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Timothy S. Dignan
Vice President & Treasurer

Notary Public

TINA R. ... NOTARY PUBLIC ... HARFORD COUNTY

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sale Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit *(none noted)*
X	(o)	Independent Auditors' Report on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

(For Public Disclosure)

KPMG

KPMG LLP
111 South Calvert Street
Baltimore, MD 21202

Independent Auditors' Report

Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
KPMG LLP

February 24, 2006

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash and cash equivalents	$ 8,599,000
Receivables	1,024,000
Property and equipment, net of accumulated depreciation of $4,389,000	1,250,000
Other assets	4,093,000
	$ 14,966,000

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Intercompany payable to parent	$ 6,065,000
Accounts payable and accrued liabilities	516,000
Total liabilities	6,581,000
Stockholder's equity	
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding	2,000
Additional capital in excess of par value	1,219,000
Retained earnings	7,164,000
Total stockholder's equity	8,385,000
	$ 14,966,000

The accompanying notes are an integral part of this financial statement.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, a wholly-owned subsidiary of T. Rowe Price Associates, provides discount brokerage services on a fully disclosed basis through Pershing LLC. We also are the underwriter and distributor of the T. Rowe Price mutual funds and the Alaska and Maryland college savings plans for which Price Associates and an affiliate act as investment advisers. Price Associates is a wholly-owned subsidiary of T. Rowe Price Group, a publicly traded company.

Basis of preparation
Our statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual results may vary from those estimates.

Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these investments is equivalent to fair value.

Concentration of credit risk
Concentration of credit risk in accounts receivable is believed to be minimal in that customers generally have substantial assets and, as discussed in Note 2, receivables are collateralized.

As the introducing broker, we indemnify the clearing broker for losses sustained in the normal course of business whenever customers fail to settle trades.

Property and equipment
Property and equipment is stated at cost net of accumulated amortization and depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 5 years for furniture and equipment, 3 years for computer and communications equipment, and 7 years for leasehold improvements.

T. ROWE PRICE INVESTMENT SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 -- NET CAPITAL REQUIREMENTS

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2005, our statutorily-computed net capital of $2,952,000 was in excess of required net capital of $450,000. The aggregate indebtedness to net capital ratio was 1.98 to 1 at the end of 2005.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services if necessary to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed annually in June unless terminated with thirty days notice.

Cash of $200,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission and is included in other assets.

NOTE 2 -- RECEIVABLES AND PAYABLE TO T. ROWE PRICE MUTUAL FUNDS

Investment Services receives and executes orders for purchases and sales of shares in the T. Rowe Price mutual funds on behalf of its customers. Other assets and accounts payable and accrued liabilities include $254,000 due from customers and payable to the funds on uncompleted transactions. Fund shares purchased by customers are collateral for these receivables and are not reflected in the accompanying consolidated financial statement.

NOTE 3 -- TRANSACTIONS WITH AND INTERCOMPANY PAYABLE TO PARENT

All operating expenses incurred and recorded by Investment Services are paid on our behalf by Price Associates. Under our agreement to distribute shares of the T. Rowe Price mutual funds, we incur certain costs for which we are compensated an equal amount of administrative revenues by the funds' sponsor and our parent, T. Rowe Price Associates. Investment Services is charged for all expenses and credited for our administrative revenues. Periodically we settle our intercompany due to or from Price Associates by cash transfer.

We offer Advisor Class and R Class shares in certain T. Rowe Price funds. The funds charge these share classes a 12b-1 distribution fee that is passed through to third party financial intermediaries that distribute these shares to their clients. Because the obligation to pay these fees to third parties is limited to amounts charged by the funds, we have instructed that these fees be paid on our behalf directly to the appropriate third parties. Accordingly, no receivable or payable related thereto is recorded in our statement of financial condition.

In early 2005, we dividended the common stock of our dormant subsidiary, TRP Distribution, to our parent. Our equity in that entity at the time was $307,000.

NOTE 4 – TRANSACTION WITH STOCKHOLDER AND AFFILATES

As part of our employee compensation program, we award T. Rowe Price Group stock- and stock option-based incentives. In October 2005, 1,000 restricted shares of Group's common stock were awarded to our employees at the grant date fair value of $65.24 per share. These shares vest 50% in each of December 2006 and 2007, and must be returned to Group should employment with an affiliated company terminate before vesting. These awards resulted in our recognition in 2005 of $10,000 in additional stockholder's equity in the form of contributed capital.

NOTE 5 – INCOME TAXES

The provision for income taxes is computed at statutory rates based on taxable income determined on a separate return basis. Results of our operations are included in Price Group's consolidated federal tax return. Accordingly, the federal income tax liability is included in the intercompany payable to parent.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $926,000 at December 31, 2005 is included in other assets and arises primarily from temporary differences associated with depreciation of property and equipment.

NOTE 6 - OTHER DISCLOSURES.

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $1,074,000 in 2006, $985,000 in 2007, $718,000 in 2008, $646,000 in 2009, $643,000 in 2010 and $1,345,000 in later years.